FOR IMMEDIATE RELEASE	TSX: SLW
July 1, 2013	NYSE: SLW

SILVER WHEATON PROVIDES UPDATE ON PASCUA-LAMA

Vancouver, British Columbia - Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) today provides an update on the Pascua-Lama project, on which Silver Wheaton has a silver streaming agreement with Barrick Gold Corporation (“Barrick”).

As per Barrick’s news release dated June 28, 2013, Barrick "has submitted a plan, subject to review by Chilean regulatory authorities, to construct the project's water management system in compliance with permit conditions for completion by the end of 2014, after which Barrick expects to complete remaining construction works in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016.”

As part of Silver Wheaton’s original contract with Barrick, Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to silver production from three of Barrick’s currently producing mines, the Lagunas Norte, Pierina, and Veladero mines, to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee.

According to the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by an outside completion date of December 31, 2015, the agreement may be terminated by Silver Wheaton. Given the recent developments, Silver Wheaton has agreed to extend the outside completion date for Pascua-Lama to December 31, 2016. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to December 31, 2016. Silver deliveries from the other three mines will still end at the end of 2015, to the extent of any Pascua-Lama production shortfalls.

“As long as Barrick is still advancing construction of Pascua-Lama at the end of 2015, Silver Wheaton does not intend to cancel the silver stream”, said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “We are in regular contact with Barrick, and are confident that all the right measures are being taken to achieve production at this mine. Pascua-Lama is a world class gold and silver deposit and will be a world class mine once it begins production.”

Silver Wheaton has revised its 2017 production forecast to 49 million silver equivalent ounces from 53 million to reflect the delay at Pascua-Lama. Production for 2013 is still expected to be 33.5 million silver equivalent ounces.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com